Zi Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations
For The Three Months Ended March 31, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2003, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 12, to the unaudited interim consolidated financial statements. All financial information herein is presented in Canadian dollars, except per share data, and except as otherwise indicated.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements. As such, as required under Canadian securities legislation, the previously filed 2003 unaudited interim consolidated financial statements and their related MD&A are to be refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2003 and December 31, 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 12 to the unaudited interim consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors".

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Operating Results

Three Months Ended March 31, 2003
(thousands of CDN$ except per share amounts)	2003	2002
Revenue	$3,775	$2,150
Gross margin	3,663	2,018
Net loss from continuing operations	(1,700)	(4,456)
Per share - basic and diluted	(0.04)	(0.12)
Net loss	(1,700)	(5,652)
Per share - basic and diluted	$(0.04)	$(0.15)
Outstanding shares, weighted average	38,006,031	37,584,679
Outstanding shares, end of period	38,014,250	37,723,350

All dollar amounts are in Canadian dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

The accomplishments of the first quarter of 2003 demonstrate the excellent progress Zi is making in its drive to become profitable this year. During the quarter, the Company continued to focus its energies on the core Zi Technology business and its customers, took steps to ensure that the top-line revenue growth rates Zi has been achieving continue and furthered the Company's efforts to divest remaining non-core assets.

Revenue from the Zi Technology core business in this year's first quarter increased nearly two times from the year-earlier period. And, as a result of the Company's continued focus on efficiency, Zi was able to couple this growth with solid increases in gross margins and a considerable reduction in the Company's cost base, all of which resulted in a significant reduction in the overall net loss. The quarter's results reflected the rapid pace of eZiText ® implementations in new device models delivered to the market, and, on a comparative basis, the 2003 first quarter saw the Company generate excellent year-over-year revenue growth following the normal pattern of a seasonally strong fourth quarter.

Company wide, total revenues for the first quarter of this year increased 76 percent to $3.8 million from $2.1 million in the first quarter of 2002. The 2003 first quarter net loss declined sharply to $1.7 million, or a loss of $0.04 per share, compared to a net loss of $5.7 million, or a $0.15 loss per share in the first quarter of last year. Gross margin as a percentage of revenues improved to 97 percent, up from 94 percent in the first quarter of 2002.

The Company is focused on reaching profitability and positive cash flow during 2003, and, as these results indicate, Zi is on track to accomplish that. In addition to the concentration on driving increases in revenue, Zi also posted operating expense reductions in nearly every line item as can be seen from the $0.4 million decline in SG&A, when compared to the prior year's first quarter, and the $0.6 million reduction in depreciation and amortization.

A closer look at the Company's cash flow from operations shows that by excluding costs associated with short term financing and the costs from the Oztime business unit pending its disposition, cash flow from operations in this year's first quarter was positive. Going forward, as these short-term financing costs are reduced and the costs related to Oztime are eliminated, the Company expects growing revenues to result in positive cash flow and earnings on a Company wide basis. Additionally, further expense reductions are underway that will allow Zi to better align our overall corporate cost structure with the resources necessary for the core Zi Technology business to continue to grow.

The Zi Technology business unit continues to post very solid results in all key measurement categories. Revenues for the 2003 first quarter increased 97 percent to $3.6 million, up from $1.9 million in the year earlier period and Zi Technology reported an operating profit of $367,307 for the quarter, a significant improvement from the $1.6 million loss in last year's first quarter. Equally important for the future, Zi continued to build strong market traction and momentum, driving further expansion of our market share.

Zi earned license fees in this year's first quarter from 30 of its 72 eZiText licensees, which compares to 17 paying licensees in last year's first quarter. This increase reflects the continued launch by customers of new products incorporating Zi's technology, and the Company fully expects that number to continue to increase as the remainder of its customers finish their designs and move towards product launch.

At March 31, 2003, Zi had 72 license agreements signed. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, LG Electronics and DBTel. Substantially all of the eZiText-enabled devices have been sold in the Asian markets where the use of ideographic languages makes eZiText an especially valuable technology feature on devices. eZiNetTM, Zi's new data indexing and retrieval solution, was developed to create an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored - on the device, network or even a personal computer. eZiNet is designed to make mobile applications easier and more personal to use. It presents only relevant information to a user based on where the user is and what the user is doing, such as while in SMS, MMS, mobile browsing or conducting e-commerce. A user can own a device that learns from their behaviour and patterns, rather than having to learn the way of the device - enabling easy access to their relevant information quickly.

In total, 33 new handset models embedded with eZiText were released into the market during the 2003 first quarter, which brought the total at quarter end to 249 compared to 87 in the prior year quarter. This is a nearly three-fold increase in customer implementations year-over-year and was achieved in what is seasonally the weakest quarter of the year. The revenue impact of these new handset introductions demonstrates the long-term value of Zi's embedded software business model, which is based on a recurring revenue stream of license fees for as long as each handset is sold. And, with every new handset model released by Zi's customers, the base of recurring revenue grows incrementally over time.

In addition to growing revenue and improving profitability and cash flow during the first quarter, Zi also focused on four other key objectives and opportunities within the Zi Technology business:

1.     Expand Zi customer base while developing more business with existing customers by helping all customers launch new Zi-enabled products into the market - a task that the Company's engineering staff was busy with throughout the quarter.

2.     Constantly look for ways to add new technologies and better adapt the Company's current technologies to meet customers' needs - to that end, Zi continues to advance the value of our language databases.

3.     Focus on evolving a product suite through the acquisition of complementary new technologies and the continual upgrading of existing technologies - an excellent example of this was this year's first quarter launch of a new version of eZiTap for the Symbian platform that incorporates Zi's own front end processor. This is significant as it positions the Company in the fast growing market for Symbian OS-based devices. Additionally, our R&D teams were busy throughout the quarter finalizing and preparing for the upcoming launch of Version 6 of Zi's core technology, which has increased functionality aimed at the expanding needs of customers.

4.     Grow Zi's presence and reach by expanding the Company's important partnership community - Zi signed several important partnership alliance agreements in the 2003 first quarter, each of which enables Zi to expand its presence and relevance in the wireless telecom ecosystem around the world. Following the end of this year's first quarter, the Company announced that it had paid and discharged its US$3.3 million secured credit facility and entered into a new secured short term credit facility in the amount of US$1.94 million, which is payable on or before June 30, 2003. Zi is currently evaluating a number of funding options and are confident the Company's capital requirements for 2003 will be met.

The strong year-over-year financial and operational improvements achieved in this year's first quarter are the result of Zi's focused execution on the core technology business. The Company grew its world-wide customer base, expanded the Zi brand to strategic alliance partners and global operators and helped existing customers deliver more Zi-enabled products to market.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its Consolidated Financial Statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On May 7, 2003, the Company borrowed US$1.94 million through the issuance of a note payable due June 30, 2003, on terms described in note 8. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Time Warner as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due June 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Revenue

Total revenue for the three-months ended March 31, 2003 was $3.8 million, an increase of 76 percent or $1.6 million over first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.6 million compared to $1.9 million for the same period a year ago. Revenue from e-Learning was $0.2 million for the quarter.

In this quarter, we earned royalties from 30 eZiText licensees compared to 17 in the same period a year earlier. In the three months ended March 31, 2003, 33 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 249 compared to 87 a year earlier. Other product revenue of $0.2 million includes revenue from Oztime.

Gross margin on revenue was $3.7 million for the first quarter of 2003, an increase of 82 percent over last year's level of $2.0 million. Gross margin this quarter is 97 percent of revenue compared to 94 percent in the first quarter of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended March 31, 2003 was $3.2 million compared to $3.6 million in the three months ended March 31, 2002. The decrease is due mainly to continuing efforts to rationalize operations in order to achieve profitability and positive cash flow. Litigation and legal costs have decreased by $0.3 million to $0.2 million compared to the same quarter in 2002, as a result of the settlement in 2002 of the patent infringement litigation, as discussed in note 10, "Contingent Liability", in the Company's March 31, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.4 million year over year to $0.8 million reflecting a change in the nature of expenditures associated with software development.

Depreciation and amortization decreased by $0.6 million in the first quarter of 2003 compared to the same period a year earlier. The decrease in depreciation and amortization is due to the decrease in amortization of software development costs from a 2002 write-down of these costs in Zi's e-Learning business segment. Also, depreciation related to capital assets decreased as expenditures on capital assets decreased in the Zi Technology core business segment. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

For the first quarter of 2003, other interest expense from continuing operations includes the amortized portion of deferred financing cost of US$0.4 million and interest expense both related to a note payable of US$3.24 million outstanding at March 31, 2003. On May 7, 2003, the Company settled in full this note payable outstanding of US$3.24 million and entered into a new secured short-term credit facility in the amount of US$1.94 million due June 30, 2003, as further discussed in the "Liquidity and Capital Resources" section of this MD&A.

Net loss from continuing operations was $1.7 million for the three-month period in 2003 compared to $4.4 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.4 million operating profit from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; and $1.1 million loss for other corporate costs including public company operating costs and debt financing costs. Compared to the same period a year earlier, the Zi Technology segment operating income increased by $2.0 million from a loss of $1.6 million, a critical measure of the acceptance of the Company's technology offering.

Liquidity and capital resources

At March 31, 2003, the Company held $4.5 million in cash and cash equivalents. Cash flow applied to operations was $1.0 million in 2003 and $4.6 million in 2002. The decrease of $3.7 million in cash applied to operations represents, principally, increased revenue of $1.6 million, decreased SG&A of $0.4 million, decreased litigation and legal expense of $0.3 million, decreased product research and development expense of $0.4 million and decreased depreciation and amortization of $0.6 million offset by increased other interest expense of $0.6 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. Through the divestiture of Magic Lantern Communications Ltd. ("MLC") and Zi Services in 2002, cash utilization has improved significantly.

On May 7, 2003, the Company settled in full its note payable outstanding of US$3.24 million and entered into a new secured short-term credit facility in the amount of US$1.94 million which is due June 30, 2003. The note includes interest payable at 12 percent per annum. The terms of the note payable provide for two bonus payments of US$45,000 each, or the equivalent paid in common shares of the Company, to be paid at 30 and 45 days from the date of the agreement, respectively, if the loan balance remains unpaid at those respective dates. The note is secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

Capital requirements for the remainder of 2003 include debt repayment, final payments under the AOL Online, Inc. ("AOL") settlement and costs to carry Oztime until it is divested.

The Company must raise capital in order to fund these capital items.

Risks and uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" and note 10 "Contingent Liabilities and Guarantees" to the Company's March 31, 2003 unaudited interim consolidated financial statements, continued operations are dependent on the Company being able to refinance its borrowings due June 30, 2003, pay remaining scheduled installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;

  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  Zi's dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in Zi's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of Zi's management and Zi's strategic relationships,

  investment risks associated with Zi's e-Learning investments;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.